Filed by Vireo Growth Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Planet 13 Holdings Inc.

Commission File No. 000-56374

Date: November 10, 2026

As previously disclosed, on July 26, 2026, Vireo Growth Inc., a British Columbia corporation (“Vireo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Planet 13 Holdings Inc., a Nevada corporation (“Planet 13”), and Supernova Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Vireo (“Merger Sub”), pursuant to which Vireo will, as a result of the merger contemplated thereby, acquire all of the issued and outstanding equity interests of Planet 13 (the “Merger”).

On November 10, 2026 at 8:00 a.m. ET, Vireo hosted a conference call to discuss its business strategy and financial results for the third quarter ended September 30, 2026. A transcript of the conference call is set forth below.

Transcript

VIREO GROWTH INC.

Q3 Earnings Conference Call

SPEAKERS

John Mazarakis - Co-Executive Chairman of the Board, Chief Executive Officer

Tyson Macdonald - Chief Financial Officer

Operator:

Good morning, and welcome to Vireo Growth, Inc.’s Q 3 2026 Financial Results Call.

The company would like to remind everyone that today’s conference call may contain forward-looking statements within the meaning of U.S. and Canadian securities laws. These statements are based on management’s current expectations and involve risks and uncertainties that could differ materially from actual events and those described in such forward-looking statements. For more information on forward-looking statements, please refer to the forward-looking statement disclosure in the company’s earnings release and public filings available on EDGAR and SEDAR+.

This call may also contain non-GAAP financial measures. Please see our earnings release, which is available on the Investors section of our website, for definitions of these measures and reconciliations to the most directly comparable GAAP measures.

I’ll now hand the call over to Chief Executive Officer, John Mazarakis.

John Mazarakis

[Open]

Thank you, operator, and good morning, everyone.

[Transactions]

The third quarter marked another period of meaningful progress in executing our consolidation strategy, with several important acquisitions completed, and continued advancement across our announced transaction pipeline. During the third quarter, we completed the acquisition of PharmaCann--Colorado, further strengthening our position in the Colorado market. In Nevada, we closed our acquisitions of C21 Investments, including its Silver State operations, and M3 Wellness and we have already entered into a management services agreement related to the Cannabist assets in Colorado, pending the receipt of the necessary regulatory approvals to complete that transaction.

Momentum continued into the fourth quarter. Yesterday, we were excited to close the FLUENT acquisition, expanding our operations in Florida. This news came on the heels of the DEA registrations in the state of Florida.

At the same time, we continue to advance our previously announced transactions involving Planet 13, select assets of The Cannabist Company, and our planned expansion into Ohio. These transactions are progressing through their respective regulatory approval processes.

Each of these transactions serves a specific purpose . . . to deepen our presence in existing markets, establish scale in attractive new markets, or add capabilities that strengthen our platform.

And while our pace has been significant, our focus remains on what happens AFTER these transactions close and become part of Vireo.

[GUIDANCE]

Lastly, given the high number of acquisitions over the year, and the timing uncertainty that introduces, we have not been in a position previously to provide guidance. We do, however, feel it is important to share with investors how we are looking at the business. Therefore, we are providing a forward-looking outlook for revenue and adjusted EBITDA as a measure of profitability. As we look at the remainder of the year and the transition into next year, we are providing target ranges for Q4 of 2026 and Q1 of 2027 that reflect our disciplined cost management and our expanding platform.

For the fourth quarter of 2026, based on current expectations and information available to the company today, including an expected sequential decline and seasonality in our non-cannabis business, we project revenue to be in the range of $250 million to $265 million and Adjusted EBITDA to be in the range of $45 million to $48 million. This outlook excludes pending acquisitions that have not yet closed; had they closed prior to the start of the quarter, the Company estimates they could have contributed an additional $45 million to $55 million of revenue, and $5 million to $6 million of Adjusted EBITDA in the quarter.

For the first quarter of 2027, the Company expects revenue to be in the range of $280 million to $300 million and Adjusted EBITDA to be in the range of $53 million to $56 million. Again, this is excluding pending acquisitions. If the pending acquisitions were to close prior to the start of the quarter, those acquisitions could contribute an additional $50 million to $60 million of revenue, and $7 million to $8 million of Adjusted EBITDA.

I’ll note, our fourth quarter 2026 and first quarter 2027 guidance includes the addition of FLUENT financials beginning November 9th.

At this point in time, if we remain on a similar path of acquisitions, our policy will be to provide formal guidance on a sequential, quarterly basis only, and we will not provide full-year targets. This will allow us to remain agile, and focus on immediate operational horizons where we have higher visibility.

CLOSE [1]

As we move through the fourth quarter and look toward 2027, our priorities remain clear: Continue building leading businesses in our core markets and improving operating performance.

With that, I’ll hand the call over to Tyson to review our financial results.

Tyson Macdonald

Thank you, John, and thanks to everyone for joining us.

I’ll run through a quick summary of key highlights for the quarter.

[GAAP / NG]

Third quarter GAAP revenue of $253.7 million increased 177% year-over-year on a reported basis.

Giving effect to the acquisition of certain PharmaCann Colorado assets, C21 and the Cannabist Colorado assets under MSA as if they were completed on July 1, 2026, third quarter pro forma revenue was $277.0 million. This proforma number does not include FLUENT, the remaining Cannabist assets, Planet 13 or the Ohio transactions.

For our cannabis segment specifically, we show proforma year-over-year retail revenue growth of 4%.

Adjusted EBITDA was approximately $42.7 million, reflecting an improvement of $17.3 million or 68.1% over the same period last year.

Operating income, a key indicator of underlying profitability, improved by $13.9 million sequentially during the quarter.

[BALANCE SHEET]

Moving to the balance sheet, we ended the quarter with cash and cash equivalents of $106.8 million and long-term debt of $293 million. Excluding $23.4 million in convertible debt and cash, net debt was $186.2 million.

We continue to manage our cash position and debt obligations with a focus on maintaining financial flexibility, supporting our existing operations, and funding disciplined growth opportunities.

In August, we announced an NCIB program and during the third quarter we repurchased 216,200 subordinate voting shares for approximately $2.5 million dollars.

[Financing / RE]

Subsequent to quarter end we announced a $60 million real estate term loan with a US Commercial bank, at a fixed rate of 8.5 percent secured by our cultivation and production facilities in New York and Florida.

Across our platform, we own approximately a dozen cultivation, production and other facilities, limiting our exposure to long-term lease obligations.

I’ll now hand the call back to John.

John Mazarakis

[CLOSE 2]

Thank you, Tyson.

Before we open the call for questions, I’d like to leave you with a few thoughts.

In a relatively short period, we’ve built Vireo into a business with an annualized GAAP revenue run rate exceeding $1 billion, supported by an exceptional group of operating teams across the country.

But scale alone has never been our objective. What’s important is how we leverage that scale to drive financial performance . . . improving the businesses we’ve acquired, strengthening their competitive positions, and building a platform that is more valuable than the sum of its parts.

We continue to believe we’re well-positioned to bring those opportunities into Vireo’s platform through disciplined, capital-efficient transactions and are excited about where we’re going.

Thank you for joining us today. We appreciate your continued support.

Operator?

Question-and-Answer Session

Operator:

We will now begin the question-and-answer session. Please limit yourself to one question and one follow-up. If you would like to ask a question, please press star one to raise your hand. To withdraw your question, press star one again. We ask that you pick up your handset when asking a question to allow for optimum sound quality. If you are muted locally, please remember to unmute your device. Please stand by while we compile the Q&A roster.

Your first question comes from the line of Pablo Zuanic with Zuanic and Associates. Your line is now open. Please go ahead.

Pablo Zuanic – Zuanic and Associates

Good morning, everyone. Look, just the first question has to do at the state level. I’m looking at the Minnesota and Florida numbers. I mean, Florida up 34% quarter-on-quarter, very good. Minnesota is down 10% in a market that’s actually growing. Can you give me some color in terms of what’s driving the increase in Florida and the decline in Minnesota? And I’m talking about the retail numbers. Hi, sorry, did you hear my question, John? I don’t know if there was something wrong with the line.

John Mazarakis

Good question. I just want to make sure everyone can hear me. So the issue with Minnesota is that, yes, retail is your question is retailing nature. However, the Minnesota growth and the retail numbers are subject to the supply provided by our grow. We are one of two grows, there is no flower in the market. And our grow actually had a couple of issues as we’re opening our second facility and we ran out of product. So when you run out of product in Minnesota, you have declining revenues. We expect that the issue is resolved already, so I’m sorry.

Pablo Zuanic – Zuanic and Associates

No, go on. Go on, John. Go on.

John Mazarakis

The issue is resolved already and we’re going into the fourth quarter strong as we’re opening our second facility and we will have the largest footprint in Minnesota.

Pablo Zuanic – Zuanic and Associates

In terms of question about Florida, I mean, very strong 34% growth. I know we have the OMU data, so that was pointing to your operation there, Green Dragon, but maybe more color in terms of what’s driving that?

John Mazarakis

Great performance on the supply side. Again, this is another vertically integrated business. So retail depends heavily on the performance at the supply level. I think we’re properly scaled in Florida and you should expect that similar growth across the board for the quarters to come.

Pablo Zuanic – Zuanic and Associates

Look, and then obviously Colorado now in the quarter about 25% of your retail revenues, California I think close to 10%. So I know we talked about this before, most of the other MSOs talk about wanting to focus mostly on what they call licensed restricted states. And you have made the argument that in the case of these more mature markets like Colorado and California can be very attractive for your economics longer-term. But can you give more color or any evidence that your thesis in Colorado and California is playing out in terms of this pretty much becoming like almost an annuity in terms of EBITDA growth in the future? Thank you.

John Mazarakis

Well, EBITDA margins are going to be lower in those states. As we know, those are competitive states. And we believe now for the better part of the last two years that if a company doesn’t win in those states, it cannot win long-term. And for us, long-term is five to 10 years. So we see it as imperative to win in Colorado, California, Michigan and other competitive states.

In terms of the actual numbers and what you should expect, I think it’s kind of sitting on the page from my perspective. We bought four declining businesses and you see what we’ve done with them. This is just the beginning. We love Colorado. We love California. And we love the retail angle. We love the fact that we are very asset light in those states. We don’t have cultivation. We’re not planning on bringing on cultivation for the time being. If we did bring on cultivation, it would have to be a nationally competitive cultivator with the lowest cost, proven lowest cost product.

So we don’t have any plans for any of that. I just want everyone to know how we’re thinking. We’re thinking long-term. So I don’t want to say I’m not surprised by the numbers, but this is we’re hoping that Vireo will demonstrate in the months and years to come that we can buy business and we can turn it around very fast and we can produce meaningful EBITDA margins.

Pablo Zuanic – Zuanic and Associates

Thank you. That’s very helpful. John, I apologize. I’m going to add one more question. Can you talk about ETH, not so much in terms of the retail assets they own, but in terms of the distribution business, how is that being used? I think that deal closed in Florida already, so you can talk about it, I guess, and of course, California. But just talk about how that business is doing and any. Anything in their toolkit that you can implement in other states? Thank you. That’s it.

John Mazarakis

I don’t have the numbers to prove this, but I’m pretty certain that we’re the largest delivery platform in the US. So it’s a little bit speculative and I apologize, but between the revenue that we’re doing in California, Utah, Nevada and other states, I think we’re kind of trying to become. Experts in that field. It comes down to single trip delivery economics, which we’ve been studying across the board, both in limited license states like Utah and in very competitive markets like California. I think there’s an argument here that this can be an added value focus for Vireo.

My background has been in retail and B2C delivery. So I’ve done that for 15 years and I believe in delivery. I think convenience will rule the future of cannabis and either we will seize the moment now where there is no competition or deal with the fact that third-party delivery will enter the space. We’re trying to be one step ahead of that transition. And I don’t want to say we’re investing heavily in delivery, but we’re thinking about delivery every day.

Operator:

Your next question comes from the line of Linda Bolton-Wiser with Water Tower Research. Your line is now open. Please go ahead.

Linda Bolton-Wiser – Water Tower Research

Yes, hi. Hi, how are you? You mentioned in your commentary that your strategy involves buying businesses that could be declining and you turn them around. So when you think about your M&A objectives, is there anything in particular you would steer clear of in terms of an acquisition?

John Mazarakis

Yes. Good morning, Linda. Thank you for the question. Great question. Absolutely, we would steer away from heavily indebted businesses. I think we have. When we’ve negotiated with certain lending groups, it was imperative that we right-size the business for the EBITDA that the business generates. And typically, our long-term goal is to stay consistently under 1X EBITDA leverage.

I think that the conversation in the cannabis industry has changed in the sense that the industry is becoming a cash generating industry now. And we want to be very cognizant of the balance sheet because that can be a hindrance to future growth. And that can be positive if it’s normal debt, but if it’s double-digit debt, we just don’t believe in it.

Linda Bolton-Wiser – Water Tower Research

Okay. Thank you. And then I think you’ve mentioned in your commentary that you kind of have a decentralized operating model. But are there any scale benefits that you do accrue as you get bigger and bigger? Is there anything at all you can point to that is beneficial as you continue to grow?

John Mazarakis

Yes, the way we see Vireo, there are three pillars. There’s the pillar that is ultra local and that is the retail side of the business where you have to have friendly service, you have to have fast service, you have to have fresh product and clean stores and so on and so forth. And then you have, and that helps, it sounds pretty simple, but it’s hard to do. My analogy is always, simple sounds easy, but until you have to boil a million eggs a day, then it becomes probably the equivalent of landing on the moon. So at scale. Doing that consistently and providing a consistent customer experience is our mission and that is a local mission and that is common between every market.

In the middle, you have the shared services as we like to say it and those are business analytics, finance, HR, the mission of the company. Both at the individual level and at the corporate level and then the vision of the company. And then the last pillar is our supply chain, which we hope to perfect in the next five years, which is cross-border. And we’ve mapped out everything that is non-THC. We’re focused on delivery. I think we have an incredible distribution team that has combined 200 years. Of distribution experience, counting pennies. And that is a pretty tough business. As you can see, the margins are below 10%, but it’s a business again that I’ve owned in the past and I strongly believe in supply chain as the industry matures.

So I think to answer your question directly. There are enormous synergies at the state level. I said at the beginning two years ago that we want to be $100 million in each state. There are enormous synergies there. Now we want to be $200 million in every state. And then you have the middle, which is shared services across both the cannabis or THC touching and the non-cannabis. And then the synergies that you’re referring to that are national. Our distribution and non-PHC products, which we’re streamlining as we’re speaking.

Linda Bolton-Wiser – Water Tower Research

Okay. That makes sense. Thanks. And then my final question just has to do with regulatory. Are there any particular regulatory developments you’re monitoring carefully that would either impact your strategy positively or negatively?

John Mazarakis

Yes, I think that’s sort of like a crystal ball question and agreeing to be in this space means that you’re agreeing to deal with the adversity that comes with uncertainty and on the regulatory side that could change as we can, as we’ve experienced many times with no notice. And that’s to be expected for a nascent industry. I mean, it’s not just us trying to figure it out. It’s also the regulator. And now we have an added layer. The federal government will add its own touch. We’re seeing this with the DEA.

For me, it’s normal. My focus, again, going back to the previous question, my focus is building the best team. Understanding that our mission is clear and then we need to be agile and willing to pivot as the regulatory environment changes. Let’s not forget that the regulatory changes are also barriers to entry for others that want to enter the space. So I think we have to focus on the negatives, but also see the positives in the industry. We’re still above $1,000 a pound and we have serious barriers. To entry. So this is a good setup from my perspective with the scale that we’ve built to compete in the space.

Linda Bolton-Wiser – Water Tower Research

Okay, that makes sense. Thanks very much for taking my questions.

Operator:

Your next question comes from the line of Tom Kerr with Zacks FCR. Your line is now open. Please go ahead.

Tom Kerr – Zacks

Good morning, guys. Question on the same-store growth of 4%, is that kind of where you want to be or is that a strong number? Can you do better than that or just some more color on that 4% organic growth number?

John Mazarakis

I think for retail is a good number. Now, it’s not great when inflation is like 3.7%, but it is kind of good. If we are considering the decline in pricing that is occurring in cannabis, which I think is broadly mid-single-digits. So depending of whether or not you want to compare us to normal retail, which is experiencing inflation, or you want to compare us to cannabis, which is experiencing deflation, I think, let’s just put it this way, Tom, I’m happy with this number for this quarter.

I think, again, being a little bit speculative, I think that will go up and then down. I can tell you for how long it will go up and when it will actually go down. But there are long-term equilibrium points that I think mirror the broader retail market. And I do think that 4% in cannabis today is, especially in the markets that we’re competing. Is a good number. It’s not A plus. I think it’s B plus. And I think that we should be mindful of the long-term equilibrium that to me comes from the likes of McDonald’s and the big retailers. But that would be my focus in the future.

Tom Kerr – Zacks

Got it. And quick financial question on the transaction integration expenses of $12.4 million. Is there anything unusual in that or is that sort of an average number for the amount of transactions you guys have done in the quarter?

John Mazarakis

Sorry, can you repeat that question because you went in and out for me?

Tom Kerr – Zacks

Oh, sorry. The transaction expenses of $12.4 million in the quarter. Is there anything unusual in that or is that kind of the normal rate?

John Mazarakis

No, it’s transactions. We closed, I mean, we closed a lot of transactions this year and most of them were tied to the third and fourth quarter as you know.

Tom Kerr – Zacks

Okay, so nothing extraordinary in there. Okay, last question on the going back to the acquisition question, any changes in sort of industry multiples? You’re still trying to get to four times EBITDA. Is it getting more competitive in terms of acquisitions or less competitive or are you still seeing plenty of opportunities at the good price, at the right price?

John Mazarakis

I think there’s a ton of opportunity. And, we wouldn’t -- we would never buy something. Even for four times their EBITDA if we’re trading three times our EBITDA. So that’s the only thing that has changed, which is a little bit head scratching for me. But the deals going forward will be very similar in nature to deals we’ve done in the past, where regardless of where the stock is trading, we know what we’re worth and that would be our stock price. And the multiple would have to be the multiple, the acquisition multiple will have to be much lower than ours and in the range that you described.

Tom Kerr – Zacks

Got it. That’s all the questions I have for today. Thank you.

Operator:

Your next question comes from the line of Josh Felker with CB1 Capital. Your line is now open. Please go ahead.

Josh Felker – CB1 Capital

Good morning, John, Tyson. Thank you for taking the question. Thank you for the guidance and thank you to Zach for setting up my question. Within the context of guidance and evaluation, as Zach just mentioned, I’m interested in how you rank your different opportunities to deploy capital and where you rank share buybacks specifically against those other opportunities to deploy capital.

John Mazarakis

Buyback is by far my first choice. If I could buy back more stock, I would do it. Unfortunately, as buying back stock is not easy. And you can just leave and buy back your own shares. But the price that we are buying back are like I’m trying to max out on the program. And I’m trying to do it in a very responsible way. We certainly have the cash. So that would be my first option. And then buying an unknown business that we think we have a vision for is my second choice.

Josh Felker – CB1 Capital

Super. Really appreciate that. As a follow-up, could you give us an idea on how you view priority ranking on your other opportunities to deploy capital within the business from a CapEx point of view?

John Mazarakis

I don’t so I have a big sign in my office, just a reminder for me that says we don’t build cultivation. And I don’t looking forward, I think there’s enough CapEx deployed in the industry right now that we can take advantage of. So in other words, you don’t need to build, I think, more retail. You don’t need to build more cultivation. Maybe you need to refresh it a little bit. But until there is interstate commerce, there’s no need for major investment unless you’re we also don’t like greenfield states.

Like you’ll never hear us say, hey, we’re not we’re going to go to Texas and we’re going to build 200 stores. We just we don’t we don’t have the cash and that’s just not. An interesting proposition, we don’t want to compete with TruLeaf, they’re great at what they do and you won’t hear us run and buy something in Georgia because it’s a new opportunity, it’s just not how we think, we’re value investors and long-term.

We’re thinking that our OpEx will be very much in line with what you see today and CapEx will be just replacement CapEx, not new CapEx. I don’t think the industry needs new CapEx unless you’re going on -- unless you’re taking big bets in big states like Texas, which they’re certainly worth it, it’s just not what. I don’t have the stomach for that. It’s just way too big right now and there’s a lot of opportunity to buy things in a more responsible way when you’re generating the cash that we’re generating.

Josh Felker – CB1 Capital

Super, really appreciate the answers.

Operator:

There are no further questions at this time. This concludes today’s call. Thank you for attending. You may now disconnect.

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Additional Information and Where to Find It

In accordance with the Merger Agreement, Vireo filed with the SEC a registration statement on Form S-4 (File No. 333-299395) (as amended, the “Registration Statement”), which includes a proxy statement/prospectus that serves as both the proxy statement of Planet 13 for the solicitation of proxies from its stockholders for the special meeting of Planet 13’s stockholders to be held on December 10, 2026 to vote on the Merger and other matters described in the Registration Statement, and the prospectus relating to the offer and sale of the securities to be issued to Planet 13’s equity holders in connection with the completion of the Merger. The Registration Statement was declared effective by the SEC on November 2, 2026, and Vireo filed the definitive proxy statement/prospectus with the SEC pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on November 2, 2026. Planet 13 also filed the definitive proxy statement/prospectus with the SEC as a definitive proxy statement on Schedule 14A on November 2, 2026. Planet 13 commenced mailing the definitive proxy statement/prospectus on or about November 2, 2026 to its stockholders of record as of the close of business on October 29, 2026, the record date for the special meeting. Vireo and Planet 13 may also file other relevant materials with the SEC and applicable Canadian securities regulators regarding the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Vireo or Planet 13 has filed or may file with the SEC or that has been or may be mailed to Planet 13 stockholders in connection with the Merger.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) IN THEIR ENTIRETY, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT VIREO, PLANET 13 AND THE MERGER.

Any vote in respect of resolutions to be proposed at Planet 13’s special meeting of stockholders to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in the definitive proxy statement/prospectus. You may obtain a free copy of the Registration Statement, the definitive proxy statement/prospectus and other related documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13’s website at https://investors.planet13.com/ or, for documents filed by Vireo, by accessing Vireo’s website at www.vireogrowth.com under the tab “Investors”. Planet 13 stockholders may also obtain copies of the definitive proxy statement/prospectus, or assistance with voting, by contacting Planet 13’s proxy solicitor, Sodali & Co, toll-free at (800) 662-5200 or by email at PLNH@info.sodali.com. The information found on, or otherwise accessible through, Vireo’s or Planet 13’s website is not incorporated by reference into, nor does it form a part of, this earnings release or any other document that Vireo or Planet 13 files with the SEC.

Participants in the Solicitation

Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13’s stockholders in connection with the Merger. Information regarding Planet 13’s directors and executive officers is set forth under the captions “Proposal No. 1: Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation,” “Director Compensation,” “Executive Compensation Tables,” and “Security Ownership of Certain Beneficial Owners and Management” in the definitive proxy statement for Planet 13’s Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the “Annual Meeting Proxy Statement”). To the extent the holdings of Planet 13’s securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC.

These documents may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of Planet 13’s website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the transaction is contained in the definitive proxy statement/prospectus and other relevant materials Planet 13 has filed or may file with the SEC and applicable Canadian securities regulators.

Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13’s stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Directors, Executive Officers and Corporate Governance” of Vireo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, and which are available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement and the definitive proxy statement/prospectus.

No Offer or Solicitation

This Form 425 is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication.

Forward-Looking Information

This Form 425 contains “forward-looking information” or “forward-looking statements” within the meaning of applicable United States and Canadian securities legislation (referred to herein as “forward-looking information”). Forward-looking information contained in this Form 425 may be identified by the use of words such as “should,” “believe,” “estimate,” “would,” “looking forward,” “may,” “continue,” “expect,” “expected,” “will,” “likely,” “subject to,” and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the special meeting of Planet 13’s stockholders to be held on December 10, 2026, including any adjournment or postponement thereof, and the receipt of the required approvals of Planet 13’s stockholders, including minority approval under Multilateral Instrument 61-101; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo’s expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this Form 425. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: the risk that the required approvals of Planet 13’s stockholders, including minority approval under Multilateral Instrument 61-101, are not obtained, or that the special meeting is adjourned or postponed; risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring a party to pay a termination fee; the risk that the Merger is not completed by the outside date set out in the Merger Agreement, as it may be extended; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo’s and Planet 13’s control; Vireo’s and Planet 13’s ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; the nature, cost, impact and outcome of pending and future litigation, including any litigation relating to the proposed Merger, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo’s and Planet 13’s ability to meet the demand for flower in their various markets; Vireo’s ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and Planet 13’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo’s and Planet 13’s respective profiles on SEDAR+ at www.sedarplus.com.

The statements in this Form 425 are made as of the date of this Form 425. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.